SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: August 3, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release #06-027 dated August 3, 2006

2.	Management’s Discussion and Analysis

3.	Interim Financial Statements and Notes

06-027 Date: August 3, 2006
NEWS RELEASE	Contact:
& Q2 INTERIM REPORT	Investor/Media Relations:
FOR IMMEDIATE RELEASE	Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Agrium reports record second quarter earnings	Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the second quarter of 2006 were a record $142-million ($1.06 diluted earnings per share), up from net earnings of $133-million ($0.99 diluted earnings per share) for the same period in 2005. Even without the non-cash future income tax recovery of $18-million, the second quarter 2006 is the second highest earnings on record. Net earnings for the first six months of the year were $94-million ($0.71 diluted earnings per share) down from 2005 net earnings of $157-million ($1.18 diluted earnings per share) for the same period. Agrium is providing guidance for the second half of 2006 of $0.65 to $0.75 diluted earnings per share.
“We are very pleased with the performance of all our businesses, particularly in face of the challenging environment this spring,” said Mike Wilson, Agrium President and CEO. “Our results this quarter highlight how we benefit from being the only fully-diversified, publicly traded agricultural retail and fertilizer company.” Retail contributed about 40 percent of Agrium’s EBITDA in the second quarter of 2006 compared to just over 20 percent in the same period of 2005.
“As we look toward 2007, we see strong fundamentals for our retail and wholesale fertilizer businesses. The global grain situation is expected to continue to tighten due to the rapid growth in grain use for biofuel, a significant reduction in corn export availability from China and the ever growing demand for high quality food.”
KEY DEVELOPMENTS
Agrium delivered strong results in the second quarter in the context of a challenging agricultural environment. Higher input costs combined with lower corn acreage and localized drought resulted in decreased demand for crop inputs, particularly fertilizer. International potash sales continued to be sluggish as a result of the protracted Chinese potash negotiations. Agrium’s strong second quarter performance demonstrates the advantage of its strategy of diversifying and stabilizing its portfolio of businesses and products.

Retail sales and gross profit for all major product lines (seed, crop protection and fertilizers) increased in the second quarter of 2006 over the same period last year. Year-to-date Retail gross profit increased from $170-million to $280-million. Out of the $110-million increase in gross profit, the Royster-Clark business accounted for about $100-million and the remainder was due to improved performance in Agrium’s preexisting retail business that has consistently increased earnings.
The integration of the Royster-Clark operations is proceeding as expected. As of July 2006, the Royster-Clark retail stores began operating under the Crop Production Services (CPS) brand. The Royster-Clark assets include a significant distribution network along with specialized fertilizer manufacturing facilities that Agrium has determined are more appropriately managed by its Wholesale operations. Based on Agrium’s segmentation of assets, Royster-Clark’s wholesale business has averaged approximately 40 percent of Royster-Clark’s EBITDA excluding East Dubuque (sold to Rentech). The Royster-Clark business has historically generated a loss in the second half of the year, and due to the timing of the acquisition, the majority of the synergies are expected to be realized in 2007. The integration process has identified additional potential synergies above the original estimate of $30-million. As a result, based on 2005 results and including forecasted 2007 synergies, Agrium continues to expect its Retail EBITDA to approach $200-million in 2007.
Other significant events since the first quarter interim report include:
•	Agrium agreed to acquire certain assets of controlled release fertilizer manufacturer Pursell Technologies Inc. and its affiliates (PTI) in June. The transaction received regulatory approval in late July and is expected to close shortly. PTI would be Agrium’s third addition to its specialty products business this year as it acquired Nu-Gro in January and completed the expansion of its ESN® capacity in February.

•	On July 27, 2006, Canpotex (the offshore marketing agency for Canadian potash producers, including Agrium) concluded an agreement with Sinofert for potash shipments to China covering the August to December 2006 shipping period at a price increase of $25 per tonne over the previous contract price.

•	Agrium recently entered into a Memorandum of Understanding with Northern Lights Partnership for the supply of hydrogen and other products from a proposed heavy oil upgrader and gasification facility. Hydrogen would replace natural gas as the primary feedstock for Agrium’s Redwater facility, providing a stable, low cost feedstock and allowing for improved plant efficiency. Start-up of the Northern Lights Upgrader is anticipated in 2010.

•	In May, Agrium issued $300-million of 7.125 percent 30-year debentures under a shelf prospectus. Proceeds of the debt offering were used to redeem $101-million of notes and repay a portion of Agrium’s outstanding indebtedness partially resulting from the acquisition of Royster-Clark.

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 2, 2006
The following interim management’s discussion and analysis (MD&A) updates the annual MD&A included in our 2005 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A.
The Company’s quarterly and annual financial information are available at SEDAR (www.sedar.com).
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The major assumptions for our second half guidance are primarily dependent on, but not limited to:
•	that nitrogen sales volumes in our key North American markets will be higher by approximately 10 percent over the second half of 2005;

•	that our retail chemical and fertilizer sales and margins approximate historical levels;

•	that results from Royster-Clark for the second half of 2006 will approximate historical results;

•	that second half of 2006 North American wholesale fertilizer margins on a per unit basis will approximate the margins realized in the second half of 2005;

•	that the average NYMEX gas price for the second half will not deviate significantly from approximately $8/MMBtu;

•	that the exchange rate for the Canadian dollar, expressed in U.S. dollars, will average C$1.11 to U.S.$1.00;

•	that second half of 2006 domestic urea demand in Argentina will be at or ahead of demand levels realized in the second half of 2005; and,

•	that Kenai nitrogen operations cease production on October 31, 2006.
Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate new business acquisitions as planned or within the time predicted. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings
Three months ended June 30, 2006
Agrium’s second quarter consolidated net earnings were a record $142-million compared with net earnings of $133-million for the same quarter of 2005. Diluted earnings per share for the second quarter of 2006 were $1.06 compared to $0.99 for the second quarter of 2005. Earnings before interest and taxes (EBIT) were $210-million for the second quarter of 2006 in comparison to $224-million for the second quarter of 2005.
The increase in second quarter earnings compared to last year is largely attributable to strong retail results, the addition of Royster-Clark and a non-cash future income tax recovery of $18-million in respect of corporate tax rate changes enacted during the second quarter. Even without the non-cash future income tax recovery, the second quarter 2006 is the second highest earnings on record. These impacts were offset in part by more challenging wholesale market conditions in the quarter relative to the favorable market conditions in the second quarter of 2005.
Agrium’s overall natural gas costs for product produced in the second quarter of 2006 was $5.18/MMBtu compared to $4.38/MMBtu in the same quarter of 2005 and compared to the average NYMEX price of $6.82/MMBtu in the second quarter of 2006.
Royster-Clark’s operations comprise both retail and wholesale activities and its results are aggregated into both our Retail segment and North America Wholesale segment. In the second quarter of 2006, Royster-Clark EBIT was $46-million, of which $42-million was included in the Retail segment results and $4-million was included in the Wholesale segment results.
Six months ended June 30, 2006
Consolidated net earnings for the six month period ended June 30, 2006 were $94-million, or $0.71 diluted earnings per share, a decrease of $63-million and $0.47 from net earnings of $157-million and $1.18 diluted earnings per share reported for the same period in 2005. EBIT for the six month period ended June 30, 2006 was $146-million, a decrease of $130-million from EBIT of $276-million reported in the first six months of 2005. The decline in the first half of 2006 earnings was attributable primarily to the weak wholesale demand and the first quarter impact of our natural gas derivative losses.
Financial Position and Liquidity
At the end of the second quarter of 2006, net cash on hand was $43-million compared to net cash on hand of $417-million at June 30, 2005. Cash balances relate to higher seasonal working capital floats and the balance is held within subsidiaries where cash is held for operational requirements or is held in investments.

In the second quarter of 2006, we issued $300-million principal amount of 7.125 percent debt securities due 2036. The proceeds were used to repay $101-million principal amount of our 6.86 percent and 7.06 percent private placement notes. The balance of the proceeds was used to repay indebtedness under our credit facilities which were used to fund, in part, our acquisition of Royster-Clark.
Effective April 26, 2006, we completed the planned sale of our newly acquired East Dubuque plant for $50-million plus working capital of $20-million.
Our non-cash working capital balance was $705-million at June 30, 2006 versus $359-million at the end of the second quarter in 2005. The change in receivables was due to the impact of our acquisitions offset in part by the utilization of $132-million of our accounts receivable securitization at June 30, 2006. We did not utilize the securitization program as of the end of the same quarter in 2005. The change in payables primarily reflects the impact of our acquisitions. The increase in the consolidated inventory balance of $268-million over the same quarter in 2005 reflects the inventory balances of our recently acquired operations in the total amount of $181-million. Excluding the inventory balances related to these operations, North America Wholesale inventory increased by $82-million primarily reflecting increases in nitrogen and potash inventory balances. Higher prices and volumes of nitrogen contributed $36-million and $29-million, respectively, to the increase. Higher prices and volumes of potash contributed $3-million and $8-million, respectively, to the increase.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail’s second quarter net sales were $969-million compared to $513-million in the second quarter of 2005. Gross profit increased by $95-million, or by 80 percent, compared to the same quarter last year. Retail EBIT was $98-million, up $47-million from the second quarter of 2005.
Excluding the results of Royster-Clark’s retail operations, Retail net sales, gross profit and EBIT were up by $50-million, $11-million and $5-million, respectively, over the same quarter last year. Overall, gross margin percentages remained relatively constant compared to the second quarter of 2005. The increase in gross profit was partially offset by higher selling expenses including fuel and maintenance costs. Fertilizer gross profit increased by $7-million over the second quarter of 2005. Fertilizer margins per tonne rose four percent over the second quarter of 2005, reflecting higher fertilizer prices. Fertilizer sales volumes increased by seven percent as uncooperative weather, predominately in the Western United States delayed planting from the first quarter of 2006 into the latter part of the second quarter. Chemical gross profit increased by $2-million or by six percent over the same period in 2005 primarily due to improved time-of-sale margins. Our ongoing focus on our seed business resulted in a 21 percent increase in our net sales and 24 percent increase in gross profit over the same quarter last year.

North America Wholesale
North America Wholesale EBIT for the second quarter of 2006 was $117-million, a decrease of $58-million from 2005 second quarter EBIT of $175-million. Gross profit for this same time period fell $65-million from the $223-million of gross profit reported in the second quarter of 2005. Overall fertilizer margin was $62 per tonne in the second quarter of 2006, excluding Royster-Clark’s sales (primarily lower margin purchase for resale activities), and $53 per tonne including these resale tonnes. This was down from the $86 per tonne average margin in the second quarter of 2005.
North America Wholesale results reflect higher input costs, weak fertilizer demand resulting from low crop prices, the delay of settlement in the international potash pricing negotiations and poor weather conditions in localized market regions. In addition, the Canadian dollar strengthened from $0.80 in the second quarter of 2005 to $0.89 in the second quarter of 2006, which negatively impacted results from our Canadian operations.
Potash gross profit was $36-million in the second quarter of 2006 compared to $45-million in the same period last year. While potash prices remained strong, international sales volumes were lower as negotiations for international pricing in the Chinese market were not resolved prior to the end of the quarter. Our potash inventory levels at June 30, 2006 increased compared to the historically low levels at the end of the second quarter of 2005. We built our potash inventory in anticipation that, on resolution of the international pricing negotiations, Chinese and other Asian-based international demand will be strong. Excluding Royster-Clark’s purchase for resale activity, potash margin per tonne was $95 for the quarter ended June 30, 2006, comparable to the margin per tonne of $96 for the same quarter last year.
Nitrogen gross profit declined by $50-million in the second quarter of 2006 compared to the same quarter last year. Overall nitrogen margin fell from $88 per tonne in the second quarter of 2005 to $60 per tonne in the second quarter of 2006, and $50 per tonne after including Royster-Clark’s wholesale sales. Margin per tonne in the quarter was also negatively impacted by higher fixed costs per unit and the higher cost of carryover inventory. Before inclusion of Royster-Clark’s results, ammonia sales volumes fell by 220 thousand tonnes in the second quarter of 2006 compared to the same quarter last year. The decline was mainly due to lower gas supply volume to our Kenai facility, weaker farm economics and poorer weather conditions in localized market regions.
Phosphate prices were strong reflecting the improved supply/demand conditions and the pass through of higher costs for key inputs over the same quarter last year. Our Canadian margins declined primarily as costs at our Canadian phosphate facility continue to be negatively impacted by the higher iron content in the rock at our Kapuskasing mine and the strengthening of the Canadian dollar. The decline in Canadian margins was offset partially by higher margins at our U.S. phosphate facility.

South America Wholesale
South America Wholesale second quarter EBIT and gross profit were $18-million and $23-million respectively, both down $7-million from the same quarter of 2005. The decline was mainly due to lower urea prices, which trend with the Black Sea urea price, and to lower domestic urea volumes. Customers delayed purchases in anticipation of lower prices and due to dry conditions in Buenos Aires province. The Profertil facility operated at essentially full operating rates in the second quarter of 2006.
Other
EBIT for our ‘Other’ non-operating business segment for the second quarter of 2006 was up by $4-million to a loss of $23-million over the same period last year. The positive variance was primarily due to lower incentive accruals, lower stock based compensation expense and higher net foreign exchange gains partially offset by higher inter-segment eliminations. We also had the one-time recognition of a make whole premium related to early repayment of our private placement notes.
Our second quarter 2006 consolidated results were positively impacted by a reduction in corporate income tax and surtax rates enacted in the second quarter by the Alberta and Saskatchewan provincial governments and the Canadian federal government. During the quarter, we recorded a non-cash reduction in future income taxes in the amount of $18-million to reflect the rate reductions.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2006		2005 (a)				2004 (a)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net sales	1,816	657	770	807	1,180	537	720	672	1,011
Gross profit	398	133	207	287	374	170	254	231	283
Net earnings (loss)	142	(48)	54	72	133	24	98	83	74
Earnings (loss) per share
-basic	1.08	(0.37)	0.41	0.54	1.01	0.18	0.75	0.63	0.56
-diluted	1.06	(0.37)	0.40	0.54	0.99	0.18	0.71	0.60	0.52

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred securities from equity to debt.
The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
The short to medium term global grain market outlook has strengthened considerably over the past three to four months. The improvement in grain fundamentals has been supported by growing demand for biofuel, reduced corn export availability from China and a general tightening in the global grain supply and demand balance. The tighter grain balance is expected to occur even with good North American crop yields anticipated this year. As a result, grower economics should be much better this fall than they were last spring, which should support demand for all crop inputs.
Global supply and demand for nitrogen should continue to be in balance as there are only a few new export orientated nitrogen facilities expected to come on-stream in the second half of 2006. A risk to the nitrogen market remains the future level of Chinese urea exports, which would be influenced by a change to the Chinese urea export tax. High global energy costs are expected to continue to provide support to nitrogen prices. European gas prices have increased partly as a result of higher oil prices, resulting in lower nitrogen operating rates in that region.
Phosphate markets are anticipated to remain relatively stable as production curtailments and permanent closures have maintained a balanced market. Exports to India and Pakistan increased in the first half of 2006 versus the same period last year and have provided support to phosphate markets. The key risk in the second half is the level of phosphate imports in key markets such as China and Brazil.

The key uncertainty in the potash market is the future rate of growth in global potash demand relative to supply. While this is true for most commodities, global potash demand is estimated to have declined considerably in the first half of 2006 after strong growth experienced over the past few years. The key issue will be the degree to which global demand may rebound in the second half of 2006 now that the Chinese potash negotiations are complete and with the improved grain price outlook.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
A WEBSITE SIMULCAST of the 2006 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, August 3rd at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Sales	$1,872	$1,239	$2,560	$1,815
Direct freight	56	59	87	98

Net sales	1,816	1,180	2,473	1,717
Cost of product	1,418	806	1,942	1,173

Gross profit	398	374	531	544

Expenses
Selling	110	68	188	122
General and administrative	25	19	46	35
Depreciation and amortization	45	38	84	76
Royalties and other taxes	7	12	12	22
Other expenses (note 8)	1	13	55	13

	188	150	385	268

Earnings before interest expense and income taxes	210	224	146	276
Interest on long-term debt	11	11	20	25
Other interest	7	1	9	1

Earnings before income taxes	192	212	117	250

Current income taxes	55	64	51	75
Future income taxes (recovery)	(5)	15	(28)	18

Income taxes	50	79	23	93

Net earnings	142	133	94	157

Retained earnings — beginning of period	536	416	584	392
Common share dividends declared	(7)	(7)	(7)	(7)
Common share repurchase	—	(30)	—	(30)

Retained earnings — end of period	$671	$512	$671	$512

Earnings per share (note 9)
Basic	$1.08	$1.01	$0.71	$1.19
Diluted	$1.06	$0.99	$0.71	$1.18
See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Operating
Net earnings	$142	$133	$94	$157
Items not affecting cash Depreciation and amortization	45	38	84	76
Loss on disposal of assets and investments	—	2	—	2
Future income taxes (recovery)	(5)	15	(28)	18
Foreign exchange	2	1	2	(2)
Other	(2)	2	17	11
Net change in non-cash working capital	(30)	(31)	(35)	23

Cash provided by operating activities	152	160	134	285

Investing
Capital expenditures	(51)	(32)	(79)	(53)
Acquisitions (note 2)	—	—	(560)	—
(Increase) decrease in other assets	8	(1)	10	(9)
Proceeds from disposal of assets and investments	71	1	74	2
Net change in non-cash working capital	—	—	—	(11)
Other	(4)	—	(5)	—

Cash provided by (used in) investing activities	24	(32)	(560)	(71)

Financing
Common shares	3	17	20	26
Common share repurchase	—	(40)	—	(40)
Bank indebtedness (repayment)	(328)	5	13	5
Long-term debt issuance (note 4)	296	—	296	—
Long-term debt repayment	(127)	(9)	(127)	(21)
Common share dividends paid	—	—	(7)	(7)
Preferred securities repayment	—	—	—	(175)

Cash provided by (used in) financing activities	(156)	(27)	195	(212)

Increase (decrease) in cash and cash equivalents	20	101	(231)	2
Cash and cash equivalents — beginning of period	49	326	300	425

Cash and cash equivalents — end of period	$69	$427	$69	$427

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	June 30,		December 31,
	2006	2005	2005
ASSETS
Current assets
Cash and cash equivalents	$69	$427	$300
Accounts receivable	627	489	443
Inventories	687	419	533
Prepaid expenses	52	47	91

	1,435	1,382	1,367
Property, plant and equipment	1,507	1,204	1,293
Intangible assets	30	—	—
Goodwill	121	—	—
Other assets	78	83	103
Future income tax assets	44	25	22

	$3,215	$2,694	$2,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$26	$10	$5
Accounts payable and accrued liabilities	660	541	576
Current portion of long-term debt	1	55	30

	687	606	611

Long-term debt
Recourse debt (note 4)	679	470	442
Non-recourse debt	—	55	—

	679	525	442
Other liabilities	286	259	280
Future income tax liabilities	246	225	272

	1,898	1,615	1,605

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: June 2006 - 132 million (June 2005 - 132 million, December 2005 - 131 million) (note 5)	604	571	583
Contributed surplus	4	3	3
Retained earnings	671	512	584
Cumulative translation adjustment	38	(7)	10

	1,317	1,079	1,180

	$3,215	$2,694	$2,785

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2005. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to fairly present such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out at the reporting unit level. When the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment charge is recognized as an asset impairment expense in the amount equal to the excess.

Intangible assets

Identifiable intangible assets consist of customer relationships, trade names and trademarks, patents and technology and licensing agreements. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

2.	ACQUISITIONS

Nu-Gro

On January 25, 2006, the Corporation closed its purchase of a 100 percent interest in the Nu-Gro fertilizer technology and professional products’ businesses. The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:	As of June 30

Working capital	$27
Property, plant and equipment	23
Other long-term assets	21
Goodwill	24
Future income taxes and other liabilities	(9)

Total consideration	$86

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
2.	ACQUISITIONS (continued)

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to change as additional information becomes available.

Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations of the Corporation in the North America Wholesale segment.

Royster-Clark Ltd.

During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”).

The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:	As of June 30

Working capital	$147
Property, plant and equipment	212
Other long-term assets	63
Goodwill	97
Other liabilities	(10)
Long-term debt	(35)

Total consideration	$474

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available. On April 14, 2006, Agrium acquired and cancelled $17-million face value of the outstanding long-term debt of Royster-Clark for cash consideration of $26-million. The amount of this debt is included in the preliminary purchase price allocation at fair value.

Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations of the Corporation split between our North America Wholesale and Retail segments as appropriate.

On April 26, 2006, Royster-Clark Inc., a wholly-owned subsidiary acquired in the above-noted acquisition, completed the sale of the East Dubuque, Illinois nitrogen production facility for $50-million plus $20-million of related working capital. The Corporation has entered into a 10 year agreement as a distributor of products manufactured at the facility.

3.	ACCOUNTS RECEIVABLE

During January 2006, the Corporation increased the maximum amount available under its accounts receivable securitization facility to $200-million. At June 30, 2006, the Corporation had sold $132-million (2005 — nil) under the facility.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
4.	LONG-TERM DEBT

On May 15, 2006, the Corporation filed a base shelf prospectus pursuant to which the Corporation may issue up to $500-million of debt securities over a 25 month period. Terms of any debentures offered are determined by market conditions at the date of issue.

On May 24, 2006, the Corporation completed a $300-million offering of 7.125 percent senior unsecured debentures due May 23, 2036. Interest is payable semi-annually. The Corporation may redeem all or part of the debentures at any time. The redemption price will be the greater of 100 percent of the principal amount and an amount that provides the same yield as a U.S. Treasury security having a term to maturity equal to the remaining term of the debentures plus 0.3 percent.

5.	SHARE CAPITAL

During the quarter, the Corporation issued 213,145 common shares on the exercise of stock options resulting in an increase in share capital of $3-million. During the six months ended June 30, 2006, 1,265,018 common shares were issued on the exercise of stock options resulting in an increase in share capital of $20-million.

6.	EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Defined benefit pension plans	$3	$2	$6	$4
Post-retirement benefit plans	1	1	2	3
Defined contribution pension plans	3	2	9	7

Total expense	$7	$5	$17	$14

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7.	BANK INDEBTEDNESS

In April 2006, we increased our $450-million three-year syndicated revolving unsecured credit facility to $600-million.

8.	OTHER EXPENSES (INCOME)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Interest income	$(2)	$(4)	$(5)	$(8)
Stock-based compensation	3	4	9	5
Environmental remediation and accretion of asset retirement obligation	2	2	4	4
Deferred financing costs on settlement of debt	—	—	—	5
Net realized and unrealized loss (gain) on non-qualifying derivatives (a)	(4)	(2)	39	—
Foreign exchange loss (gain)	(5)	1	(2)	(2)
Litigation and contract settlements	—	(2)	—	(8)
Other	7	14	10	17

	$1	$13	$55	$13

(a)	At June 30, 2006, the Corporation had 13 million MMBtu notional amount of natural gas derivative contracts that did not qualify for hedge accounting treatment.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9.	EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Numerator:
Net earnings and numerator for basic and diluted earnings per share	$142	$133	$94	$157

Denominator:
Weighted average denominator for basic earnings per share	132	132	132	132

Dilutive instruments:
Stock options (a)	1	2	1	2

Denominator for diluted earnings per share	133	134	133	134

Basic earnings per share	$1.08	$1.01	$0.71	$1.19
Diluted earnings per share	$1.06	$0.99	$0.71	$1.18
(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.
There were 132 million common shares outstanding at June 30, 2006 (2005 — 132 million). As at June 30, 2006, the Corporation has outstanding approximately five million (2005 — seven million) options and options with tandem stock appreciation rights to acquire common shares.

10.	SEASONALITY

The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

11.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.

Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
(Unaudited — millions of U.S. dollars)

	Three Months Ended June 30
			Wholesale
	Retail		North America		South America		Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales — external	$969	$513	$816	$626	$31	$41	$—	$—	$1,816	$1,180
— inter-segment	—	—	34	34	4	4	(38)	(38)	—	—

Total net sales	969	513	850	660	35	45	(38)	(38)	1,816	1,180
Cost of product	755	394	692	437	12	15	(41)	(40)	1,418	806

Gross profit	214	119	158	223	23	30	3	2	398	374
Gross profit %	22%	23%	19%	34%	66%	67%	(8%)	(5%)	22%	32%

Selling expenses	$103	$63	$9	$5	$—	$—	$(2)	$—	$110	$68

EBITDA (1)	$106	$55	$149	$203	$22	$29	$(22)	$(25)	$255	$262

EBIT (2)	$98	$51	$117	$175	$18	$25	$(23)	$(27)	$210	$224

	Six Months Ended June 30
			Wholesale
	Retail		North America		South America		Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales — external	$1,249	$692	$1,171	$966	$53	$59	$—	$—	$2,473	$1,717
— inter-segment	—	—	50	62	9	5	(59)	(67)	—	—

Total net sales	1,249	692	1,221	1,028	62	64	(59)	(67)	2,473	1,717
Cost of product	969	522	1,016	697	20	20	(63)	(66)	1,942	1,173

Gross profit	280	170	205	331	42	44	4	(1)	531	544
Gross profit %	22%	25%	17%	32%	68%	69%	(7%)	1%	21%	32%

Selling expenses	$176	$114	$15	$9	$—	$—	$(3)	$(1)	$188	$122

EBITDA (1)	$97	$56	$141	$300	$40	$42	$(48)	$(46)	$230	$352

EBIT (2)	$84	$48	$79	$243	$33	$34	$(50)	$(49)	$146	$276

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2a
AGRIUM INC.
Product Lines
Three Months Ended June 30, 2006
(Unaudited — millions of U.S. dollars)

	2006					2005
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$253	$43	687	$368	$63	$213	$65	681	$313	$95
Urea	216	39	742	291	53	171	62	604	283	103
Nitrate, Sulphate and Other	171	25	711	241	35	105	30	490	214	61

Total Nitrogen	640	107	2,140	299	50	489	157	1,775	275	88
Phosphate	131	15	405	323	37	96	21	342	280	61
Potash (2)	79	36	425	186	85	75	45	468	160	96

	850	158	2,970	286	53	660	223	2,585	255	86

South America Wholesale (1)	35	23	127	276	181	45	30	154	292	195

Retail (3)
Fertilizers	519	109				246	55
Chemicals	285	47				189	33
Other	165	58				78	31

	969	214				513	119

Other inter-segment eliminations	(38)	3				(38)	2

Total	$1,816	$398				$1,180	$374

(1)	International nitrogen sales were 428,000 tonnes (2005 — 523,000); net sales were $105-million (2005 — $136-million) and gross profit was $39-million (2005 — $80-million).

(2)	International potash sales were 116,000 tonnes (2005 — 198,000); net sales were $15-million (2005 — $27-million) and gross profit was $8-million (2005 — $18-million).

(3)	International Retail net sales were $42-million (2005 — $28-million) and gross profit was $8-million (2005 — $6-million).

Schedule 2b
AGRIUM INC.
Product Lines
Six Months Ended June 30, 2006
(Unaudited — millions of U.S. dollars)

	2006					2005
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000's)	($/Tonne)	($/Tonne)	Sales	Profit	(000's)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$346	$48	956	$362	$50	$288	$75	954	$302	$79
Urea	322	43	1,108	291	39	297	98	1,106	269	89
Nitrate, Sulphate and Other	236	36	908	260	40	169	45	787	215	57

Total Nitrogen	904	127	2,972	304	43	754	218	2,847	265	77
Phosphate	185	20	568	326	35	141	31	500	282	62
Potash (2)	132	58	722	183	80	133	82	869	153	94

	1,221	205	4,262	286	48	1,028	331	4,216	244	79

South America Wholesale (1)	62	42	231	268	182	64	44	238	269	185

Retail (3)
Fertilizers	669	141				340	78
Chemicals	360	71				257	55
Other	220	68				95	37

	1,249	280				692	170

Other inter-segment eliminations	(59)	4				(67)	(1)

Total	$2,473	$531				$1,717	$544

(1)	International nitrogen sales were 672,000 tonnes (2005 — 801,000); net sales were $165-million (2005 — $191-million) and gross profit was $62-million (2005 — $107-million).

(2)	International potash sales were 218,000 tonnes (2005 — 428,000); net sales were $28-million (2005 — $54-million) and gross profit was $14-million (2005 — $36-million).

(3)	International Retail net sales were $56-million (2005 — $41-million) and gross profit was $10-million (2005 — $7-million).

SECOND QUARTER 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 2, 2006
The following interim management’s discussion and analysis (MD&A) updates the annual MD&A included in our 2005 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A.
The Company’s quarterly and annual financial information are available at SEDAR (www.sedar.com).
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The major assumptions for our second half guidance are primarily dependent on, but not limited to:
•	that nitrogen sales volumes in our key North American markets will be higher by approximately 10 percent over the second half of 2005;

•	that our retail chemical and fertilizer sales and margins approximate historical levels;

•	that results from Royster-Clark for the second half of 2006 will approximate historical results;

•	that second half of 2006 North American wholesale fertilizer margins on a per unit basis will approximate the margins realized in the second half of 2005;

•	that the average NYMEX gas price for the second half will not deviate significantly from approximately $8/MMBtu;

•	that the exchange rate for the Canadian dollar, expressed in U.S. dollars, will average C$1.11 to U.S.$1.00;

•	that second half of 2006 domestic urea demand in Argentina will be at or ahead of demand levels realized in the second half of 2005; and,

•	that Kenai nitrogen operations cease production on October 31, 2006.
Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate new business acquisitions as planned or within the time predicted. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings
Three months ended June 30, 2006
Agrium’s second quarter consolidated net earnings were a record $142-million compared with net earnings of $133-million for the same quarter of 2005. Diluted earnings per share for the second quarter of 2006 were $1.06 compared to $0.99 for the second quarter of 2005. Earnings before interest and taxes (EBIT) were $210-million for the second quarter of 2006 in comparison to $224-million for the second quarter of 2005.
The increase in second quarter earnings compared to last year is largely attributable to strong retail results, the addition of Royster-Clark and a non-cash future income tax recovery of $18-million in respect of corporate tax rate changes enacted during the second quarter. Even without the non-cash future income tax recovery, the second quarter 2006 is the second highest earnings on record. These impacts were offset in part by more challenging wholesale market conditions in the quarter relative to the favorable market conditions in the second quarter of 2005.
Agrium’s overall natural gas costs for product produced in the second quarter of 2006 was $5.18/MMBtu compared to $4.38/MMBtu in the same quarter of 2005 and compared to the average NYMEX price of $6.82/MMBtu in the second quarter of 2006.
Royster-Clark’s operations comprise both retail and wholesale activities and its results are aggregated into both our Retail segment and North America Wholesale segment. In the second quarter of 2006, Royster-Clark EBIT was $46-million, of which $42-million was included in the Retail segment results and $4-million was included in the Wholesale segment results.
Six months ended June 30, 2006
Consolidated net earnings for the six month period ended June 30, 2006 were $94-million, or $0.71 diluted earnings per share, a decrease of $63-million and $0.47 from net earnings of $157-million and $1.18 diluted earnings per share reported for the same period in 2005. EBIT for the six month period ended June 30, 2006 was $146-million, a decrease of $130-million from EBIT of $276-million reported in the first six months of 2005. The decline in the first half of 2006 earnings was attributable primarily to the weak wholesale demand and the first quarter impact of our natural gas derivative losses.
Financial Position and Liquidity
At the end of the second quarter of 2006, net cash on hand was $43-million compared to net cash on hand of $417-million at June 30, 2005. Cash balances relate to higher seasonal working capital floats and the balance is held within subsidiaries where cash is held for operational requirements or is held in investments.

In the second quarter of 2006, we issued $300-million principal amount of 7.125 percent debt securities due 2036. The proceeds were used to repay $101-million principal amount of our 6.86 percent and 7.06 percent private placement notes. The balance of the proceeds was used to repay indebtedness under our credit facilities which were used to fund, in part, our acquisition of Royster-Clark.
Effective April 26, 2006, we completed the planned sale of our newly acquired East Dubuque plant for $50-million plus working capital of $20-million.
Our non-cash working capital balance was $705-million at June 30, 2006 versus $359-million at the end of the second quarter in 2005. The change in receivables was due to the impact of our acquisitions offset in part by the utilization of $132-million of our accounts receivable securitization at June 30, 2006. We did not utilize the securitization program as of the end of the same quarter in 2005. The change in payables primarily reflects the impact of our acquisitions. The increase in the consolidated inventory balance of $268-million over the same quarter in 2005 reflects the inventory balances of our recently acquired operations in the total amount of $181-million. Excluding the inventory balances related to these operations, North America Wholesale inventory increased by $82-million primarily reflecting increases in nitrogen and potash inventory balances. Higher prices and volumes of nitrogen contributed $36-million and $29-million, respectively, to the increase. Higher prices and volumes of potash contributed $3-million and $8-million, respectively, to the increase.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail’s second quarter net sales were $969-million compared to $513-million in the second quarter of 2005. Gross profit increased by $95-million, or by 80 percent, compared to the same quarter last year. Retail EBIT was $98-million, up $47-million from the second quarter of 2005.
Excluding the results of Royster-Clark’s retail operations, Retail net sales, gross profit and EBIT were up by $50-million, $11-million and $5-million, respectively, over the same quarter last year. Overall, gross margin percentages remained relatively constant compared to the second quarter of 2005. The increase in gross profit was partially offset by higher selling expenses including fuel and maintenance costs. Fertilizer gross profit increased by $7-million over the second quarter of 2005. Fertilizer margins per tonne rose four percent over the second quarter of 2005, reflecting higher fertilizer prices. Fertilizer sales volumes increased by seven percent as uncooperative weather, predominately in the Western United States delayed planting from the first quarter of 2006 into the latter part of the second quarter. Chemical gross profit increased by $2-million or by six percent over the same period in 2005 primarily due to improved time-of-sale margins. Our ongoing focus on our seed business resulted in a 21 percent increase in our net sales and 24 percent increase in gross profit over the same quarter last year.

North America Wholesale
North America Wholesale EBIT for the second quarter of 2006 was $117-million, a decrease of $58-million from 2005 second quarter EBIT of $175-million. Gross profit for this same time period fell $65-million from the $223-million of gross profit reported in the second quarter of 2005. Overall fertilizer margin was $62 per tonne in the second quarter of 2006, excluding Royster-Clark’s sales (primarily lower margin purchase for resale activities), and $53 per tonne including these resale tonnes. This was down from the $86 per tonne average margin in the second quarter of 2005.
North America Wholesale results reflect higher input costs, weak fertilizer demand resulting from low crop prices, the delay of settlement in the international potash pricing negotiations and poor weather conditions in localized market regions. In addition, the Canadian dollar strengthened from $0.80 in the second quarter of 2005 to $0.89 in the second quarter of 2006, which negatively impacted results from our Canadian operations.
Potash gross profit was $36-million in the second quarter of 2006 compared to $45-million in the same period last year. While potash prices remained strong, international sales volumes were lower as negotiations for international pricing in the Chinese market were not resolved prior to the end of the quarter. Our potash inventory levels at June 30, 2006 increased compared to the historically low levels at the end of the second quarter of 2005. We built our potash inventory in anticipation that, on resolution of the international pricing negotiations, Chinese and other Asian-based international demand will be strong. Excluding Royster-Clark’s purchase for resale activity, potash margin per tonne was $95 for the quarter ended June 30, 2006, comparable to the margin per tonne of $96 for the same quarter last year.
Nitrogen gross profit declined by $50-million in the second quarter of 2006 compared to the same quarter last year. Overall nitrogen margin fell from $88 per tonne in the second quarter of 2005 to $60 per tonne in the second quarter of 2006, and $50 per tonne after including Royster-Clark’s wholesale sales. Margin per tonne in the quarter was also negatively impacted by higher fixed costs per unit and the higher cost of carryover inventory. Before inclusion of Royster-Clark’s results, ammonia sales volumes fell by 220 thousand tonnes in the second quarter of 2006 compared to the same quarter last year. The decline was mainly due to lower gas supply volume to our Kenai facility, weaker farm economics and poorer weather conditions in localized market regions.
Phosphate prices were strong reflecting the improved supply/demand conditions and the pass through of higher costs for key inputs over the same quarter last year. Our Canadian margins declined primarily as costs at our Canadian phosphate facility continue to be negatively impacted by the higher iron content in the rock at our Kapuskasing mine and the strengthening of the Canadian dollar. The decline in Canadian margins was offset partially by higher margins at our U.S. phosphate facility.

South America Wholesale
South America Wholesale second quarter EBIT and gross profit were $18-million and $23-million respectively, both down $7-million from the same quarter of 2005. The decline was mainly due to lower urea prices, which trend with the Black Sea urea price, and to lower domestic urea volumes. Customers delayed purchases in anticipation of lower prices and due to dry conditions in Buenos Aires province. The Profertil facility operated at essentially full operating rates in the second quarter of 2006.
Other
EBIT for our ‘Other’ non-operating business segment for the second quarter of 2006 was up by $4-million to a loss of $23-million over the same period last year. The positive variance was primarily due to lower incentive accruals, lower stock based compensation expense and higher net foreign exchange gains partially offset by higher inter-segment eliminations. We also had the one-time recognition of a make whole premium related to early repayment of our private placement notes.
Our second quarter 2006 consolidated results were positively impacted by a reduction in corporate income tax and surtax rates enacted in the second quarter by the Alberta and Saskatchewan provincial governments and the Canadian federal government. During the quarter, we recorded a non-cash reduction in future income taxes in the amount of $18-million to reflect the rate reductions.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2006			2005 (a)			2004 (a)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net sales	1,816	657	770	807	1,180	537	720	672	1,011
Gross profit	398	133	207	287	374	170	254	231	283
Net earnings (loss)	142	(48)	54	72	133	24	98	83	74
Earnings (loss) per share
-basic	1.08	(0.37)	0.41	0.54	1.01	0.18	0.75	0.63	0.56
-diluted	1.06	(0.37)	0.40	0.54	0.99	0.18	0.71	0.60	0.52

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred securities from equity to debt.
The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
The short to medium term global grain market outlook has strengthened considerably over the past three to four months. The improvement in grain fundamentals has been supported by growing demand for biofuel, reduced corn export availability from China and a general tightening in the global grain supply and demand balance. The tighter grain balance is expected to occur even with good North American crop yields anticipated this year. As a result, grower economics should be much better this fall than they were last spring, which should support demand for all crop inputs.
Global supply and demand for nitrogen should continue to be in balance as there are only a few new export orientated nitrogen facilities expected to come on-stream in the second half of 2006. A risk to the nitrogen market remains the future level of Chinese urea exports, which would be influenced by a change to the Chinese urea export tax. High global energy costs are expected to continue to provide support to nitrogen prices. European gas prices have increased partly as a result of higher oil prices, resulting in lower nitrogen operating rates in that region.
Phosphate markets are anticipated to remain relatively stable as production curtailments and permanent closures have maintained a balanced market. Exports to India and Pakistan increased in the first half of 2006 versus the same period last year and have provided support to phosphate markets. The key risk in the second half is the level of phosphate imports in key markets such as China and Brazil.

The key uncertainty in the potash market is the future rate of growth in global potash demand relative to supply. While this is true for most commodities, global potash demand is estimated to have declined considerably in the first half of 2006 after strong growth experienced over the past few years. The key issue will be the degree to which global demand may rebound in the second half of 2006 now that the Chinese potash negotiations are complete and with the improved grain price outlook.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

SECOND QUARTER 2006
INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Sales	$1,872	$1,239	$2,560	$1,815
Direct freight	56	59	87	98

Net sales	1,816	1,180	2,473	1,717
Cost of product	1,418	806	1,942	1,173

Gross profit	398	374	531	544

Expenses
Selling	110	68	188	122
General and administrative	25	19	46	35
Depreciation and amortization	45	38	84	76
Royalties and other taxes	7	12	12	22
Other expenses (note 8)	1	13	55	13

	188	150	385	268

Earnings before interest expense and income taxes	210	224	146	276
Interest on long-term debt	11	11	20	25
Other interest	7	1	9	1

Earnings before income taxes	192	212	117	250

Current income taxes	55	64	51	75
Future income taxes (recovery)	(5)	15	(28)	18

Income taxes	50	79	23	93

Net earnings	142	133	94	157

Retained earnings — beginning of period	536	416	584	392
Common share dividends declared	(7)	(7)	(7)	(7)
Common share repurchase	—	(30)	—	(30)

Retained earnings — end of period	$671	$512	$671	$512

Earnings per share (note 9)
Basic	$1.08	$1.01	$0.71	$1.19

Diluted	$1.06	$0.99	$0.71	$1.18
See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Operating
Net earnings	$142	$133	$94	$157
Items not affecting cash
Depreciation and amortization	45	38	84	76
Loss on disposal of assets and investments	—	2	—	2
Future income taxes (recovery)	(5)	15	(28)	18
Foreign exchange	2	1	2	(2)
Other	(2)	2	17	11
Net change in non-cash working capital	(30)	(31)	(35)	23

Cash provided by operating activities	152	160	134	285

Investing
Capital expenditures	(51)	(32)	(79)	(53)
Acquisitions (note 2)	—	—	(560)	—
(Increase) decrease in other assets	8	(1)	10	(9)
Proceeds from disposal of assets and investments	71	1	74	2
Net change in non-cash working capital	—	—	—	(11)
Other	(4)	—	(5)	—

Cash provided by (used in) investing activities	24	(32)	(560)	(71)

Financing
Common shares	3	17	20	26
Common share repurchase	—	(40)	—	(40)
Bank indebtedness (repayment)	(328)	5	13	5
Long-term debt issuance (note 4)	296	—	296	—
Long-term debt repayment	(127)	(9)	(127)	(21)
Common share dividends paid	—	—	(7)	(7)
Preferred securities repayment	—	—	—	(175)

Cash provided by (used in) financing activities	(156)	(27)	195	(212)

Increase (decrease) in cash and cash equivalents	20	101	(231)	2
Cash and cash equivalents — beginning of period	49	326	300	425

Cash and cash equivalents — end of period	$69	$427	$69	$427

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	June 30,		December 31,
	2006	2005	2005
ASSETS
Current assets
Cash and cash equivalents	$69	$427	$300
Accounts receivable	627	489	443
Inventories	687	419	533
Prepaid expenses	52	47	91

	1,435	1,382	1,367
Property, plant and equipment	1,507	1,204	1,293
Intangible assets	30	—	—
Goodwill	121	—	—
Other assets	78	83	103
Future income tax assets	44	25	22

	$3,215	$2,694	$2,785

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank indebtedness	$26	$10	$5
Accounts payable and accrued liabilities	660	541	576
Current portion of long-term debt	1	55	30

	687	606	611

Long-term debt
Recourse debt (note 4)	679	470	442
Non-recourse debt	—	55	—

	679	525	442

Other liabilities	286	259	280
Future income tax liabilities	246	225	272

	1,898	1,615	1,605

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: June 2006 – 132 million (June 2005 – 132 million, December 2005 – 131 million) (note 5)	604	571	583
Contributed surplus	4	3	3
Retained earnings	671	512	584
Cumulative translation adjustment	38	(7)	10

	1,317	1,079	1,180

	$3,215	$2,694	$2,785

See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2005. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to fairly present such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out at the reporting unit level. When the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment charge is recognized as an asset impairment expense in the amount equal to the excess.

Intangible assets

Identifiable intangible assets consist of customer relationships, trade names and trademarks, patents and technology and licensing agreements. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

2.	ACQUISITIONS

Nu-Gro

On January 25, 2006, the Corporation closed its purchase of a 100 percent interest in the Nu-Gro fertilizer technology and professional products’ businesses. The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:	As of June 30

Working capital	$27
Property, plant and equipment	23
Other long-term assets	21
Goodwill	24
Future income taxes and other liabilities	(9)

Total consideration	$86

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
2.	ACQUISITIONS (continued)

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to change as additional information becomes available.

Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations of the Corporation in the North America Wholesale segment.

Royster-Clark Ltd.

During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”).

The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:	As of June 30

Working capital	$147
Property, plant and equipment	212
Other long-term assets	63
Goodwill	97
Other liabilities	(10)
Long-term debt	(35)

Total consideration	$474

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available. On April 14, 2006, Agrium acquired and cancelled $17-million face value of the outstanding long-term debt of Royster-Clark for cash consideration of $26-million. The amount of this debt is included in the preliminary purchase price allocation at fair value.

Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations of the Corporation split between our North America Wholesale and Retail segments as appropriate.

On April 26, 2006, Royster-Clark Inc., a wholly-owned subsidiary acquired in the above-noted acquisition, completed the sale of the East Dubuque, Illinois nitrogen production facility for $50-million plus $20-million of related working capital. The Corporation has entered into a 10 year agreement as a distributor of products manufactured at the facility.

3.	ACCOUNTS RECEIVABLE

During January 2006, the Corporation increased the maximum amount available under its accounts receivable securitization facility to $200-million. At June 30, 2006, the Corporation had sold $132-million (2005 – nil) under the facility.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
4.	LONG-TERM DEBT

On May 15, 2006, the Corporation filed a base shelf prospectus pursuant to which the Corporation may issue up to $500-million of debt securities over a 25 month period. Terms of any debentures offered are determined by market conditions at the date of issue.

On May 24, 2006, the Corporation completed a $300-million offering of 7.125 percent senior unsecured debentures due May 23, 2036. Interest is payable semi-annually. The Corporation may redeem all or part of the debentures at any time. The redemption price will be the greater of 100 percent of the principal amount and an amount that provides the same yield as a U.S. Treasury security having a term to maturity equal to the remaining term of the debentures plus 0.3 percent.

5.	SHARE CAPITAL

During the quarter, the Corporation issued 213,145 common shares on the exercise of stock options resulting in an increase in share capital of $3-million. During the six months ended June 30, 2006, 1,265,018 common shares were issued on the exercise of stock options resulting in an increase in share capital of $20-million.

6.	EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Defined benefit pension plans	$3	$2	$6	$4
Post-retirement benefit plans	1	1	2	3
Defined contribution pension plans	3	2	9	7

Total expense	$7	$5	$17	$14

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7.	BANK INDEBTEDNESS

In April 2006, we increased our $450-million three-year syndicated revolving unsecured credit facility to $600-million.

8.	OTHER EXPENSES (INCOME)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Interest income	$(2)	$(4)	$(5)	$(8)
Stock-based compensation	3	4	9	5
Environmental remediation and accretion of asset retirement obligation	2	2	4	4
Deferred financing costs on settlement of debt	—	—	—	5
Net realized and unrealized loss (gain) on non-qualifying derivatives (a)	(4)	(2)	39	—
Foreign exchange loss (gain)	(5)	1	(2)	(2)
Litigation and contract settlements	—	(2)	—	(8)
Other	7	14	10	17

	$1	$13	$55	$13

(a)	At June 30, 2006, the Corporation had 13 million MMBtu notional amount of natural gas derivative contracts that did not qualify for hedge accounting treatment.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9.	EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Numerator:
Net earnings and numerator for basic and diluted earnings per share	$142	$133	$94	$157

Denominator:
Weighted average denominator for basic earnings per share	132	132	132	132

Dilutive instruments:
Stock options (a)	1	2	1	2

Denominator for diluted earnings per share	133	134	133	134

Basic earnings per share	$1.08	$1.01	$0.71	$1.19
Diluted earnings per share	$1.06	$0.99	$0.71	$1.18

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.
There were 132 million common shares outstanding at June 30, 2006 (2005 – 132 million). As at June 30, 2006, the Corporation has outstanding approximately five million (2005 – seven million) options and options with tandem stock appreciation rights to acquire common shares.

10.	SEASONALITY

The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

11.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.

Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
(Unaudited – millions of U.S. dollars)

	Three Months Ended June 30
			Wholesale
	Retail		North America		South America		Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales — external	$969	$513	$816	$626	$31	$41	$—	$—	$1,816	$1,180
— inter-segment	—	—	34	34	4	4	(38)	(38)	—	—

Total net sales	969	513	850	660	35	45	(38)	(38)	1,816	1,180
Cost of product	755	394	692	437	12	15	(41)	(40)	1,418	806

Gross profit	214	119	158	223	23	30	3	2	398	374
Gross profit %	22%	23%	19%	34%	66%	67%	(8%)	(5%)	22%	32%

Selling expenses	$103	$63	$9	$5	$—	$—	$(2)	$—	$110	$68

EBITDA (1)	$106	$55	$149	$203	$22	$29	$(22)	$(25)	$255	$262

EBIT (2)	$98	$51	$117	$175	$18	$25	$(23)	$(27)	$210	$224

	Six Months Ended June 30
			Wholesale
	Retail		North America		South America		Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales — external	$1,249	$692	$1,171	$966	$53	$59	$—	$—	$2,473	$1,717
— inter-segment	—	—	50	62	9	5	(59)	(67)	—	—

Total net sales	1,249	692	1,221	1,028	62	64	(59)	(67)	2,473	1,717
Cost of product	969	522	1,016	697	20	20	(63)	(66)	1,942	1,173

Gross profit	280	170	205	331	42	44	4	(1)	531	544
Gross profit %	22%	25%	17%	32%	68%	69%	(7%)	1%	21%	32%

Selling expenses	$176	$114	$15	$9	$—	$—	$(3)	$(1)	$188	$122

EBITDA (1)	$97	$56	$141	$300	$40	$42	$(48)	$(46)	$230	$352

EBIT (2)	$84	$48	$79	$243	$33	$34	$(50)	$(49)	$146	$276

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2a
AGRIUM INC.
Product Lines
Three Months Ended June 30, 2006
(Unaudited – millions of U.S. dollars)

	2006					2005
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$253	$43	687	$368	$63	$213	$65	681	$313	$95
Urea	216	39	742	291	53	171	62	604	283	103
Nitrate, Sulphate and Other	171	25	711	241	35	105	30	490	214	61

Total Nitrogen	640	107	2,140	299	50	489	157	1,775	275	88
Phosphate	131	15	405	323	37	96	21	342	280	61
Potash (2)	79	36	425	186	85	75	45	468	160	96

	850	158	2,970	286	53	660	223	2,585	255	86

South America Wholesale (1)	35	23	127	276	181	45	30	154	292	195

Retail (3)
Fertilizers	519	109				246	55
Chemicals	285	47				189	33
Other	165	58				78	31

	969	214				513	119

Other inter-segment eliminations	(38)	3				(38)	2

Total	$1,816	$398				$1,180	$374

(1)	International nitrogen sales were 428,000 tonnes (2005 – 523,000); net sales were $105-million (2005 – $136-million) and gross profit was $39-million (2005 — $80-million).

(2)	International potash sales were 116,000 tonnes (2005 – 198,000); net sales were $15-million (2005 – $27-million) and gross profit was $8-million (2005 — $18-million).

(3)	International Retail net sales were $42-million (2005 – $28-million) and gross profit was $8-million (2005 – $6-million).

Schedule 2b
AGRIUM INC.
Product Lines
Six Months Ended June 30, 2006
(Unaudited – millions of U.S. dollars)

	2006					2005
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$346	$48	956	$362	$50	$288	$75	954	$302	$79
Urea	322	43	1,108	291	39	297	98	1,106	269	89
Nitrate, Sulphate and Other	236	36	908	260	40	169	45	787	215	57

Total Nitrogen	904	127	2,972	304	43	754	218	2,847	265	77
Phosphate	185	20	568	326	35	141	31	500	282	62
Potash (2)	132	58	722	183	80	133	82	869	153	94

	1,221	205	4,262	286	48	1,028	331	4,216	244	79

South America Wholesale (1)	62	42	231	268	182	64	44	238	269	185

Retail (3) Fertilizers	669	141				340	78
Chemicals	360	71				257	55
Other	220	68				95	37

	1,249	280				692	170

Other inter-segment eliminations	(59)	4				(67)	(1)

Total	$2,473	$531				$1,717	$544

(1)	International nitrogen sales were 672,000 tonnes (2005 – 801,000); net sales were $165-million (2005 – $191-million) and gross profit was $62-million (2005 — $107-million).

(2)	International potash sales were 218,000 tonnes (2005 – 428,000); net sales were $28-million (2005 – $54-million) and gross profit was $14-million (2005 — $36-million).

(3)	International Retail net sales were $56-million (2005 – $41-million) and gross profit was $10-million (2005 – $7-million).